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                               UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                       INTERDEALER QUOTATION SYSTEM

   FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                   AND RULE 13a-17 OR 15d-17 THEREUNDER

                            Chiron Corporation
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               (Exact name of issuer as specified in charter)

          4560 Horton Street, Emeryville, California  94608-2916
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                 (Address of principal executive offices)

Issuer's telephone number, including area code  (510) 655-8730
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                 I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.     Title of security  Common Stock, $0.01 par value
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2.     Number of shares outstanding before the change   39,950,993
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3.     Number of shares outstanding after the change    41,952,078
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4.     Effective date of change   January 22, 1996
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5.     Method of change:
       Specify   method   (such   as   merger, acquisition, exchange,
       distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Warrant and stock option exercises, issuances
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       under Employee Stock Purchase Plan, acquisition.
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       Give  brief description of transaction   Issuance of stock  as  a  result
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       of (1) exercises of stock options under stock option  plan,
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       (2)  quarterly stock purchases under Employee Stock Purchase  Plan
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       (3)  acquisition of Viagene, Inc. in September 1995  and  (4)  exercise
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       of warrants
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                       II. CHANGE IN NAME OF ISSUER

1.     Name prior to change    N/A
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2.     Name after change
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3.     Effective date of charter amendment changing name
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4.     Date of shareholder approval of change, if required
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Date January 26, 1996

                  /s/ William G. Green, Senior Vice President & General Counsel
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                                     (Officer's  signature & title)